Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

	Year Ended December 31,			Three Months Ended December 31, 2000	Year Ended September 30,
	2003	2002	2001		2000	1999
	(dollars in thousands)
Fixed Charges:
Interest expense	$531,698	$608,914	$832,137	$244,830	$630,397	$215,523
Amortization of debt issuance costs	3,084	3,217	3,432	711	1,788	230
Estimated interest within rental expense	11,288	10,501	15,912	5,307	14,202	12,213
Preference securities dividend requirement of consolidated subsidiaries	—	—	—	—	—	6,083

Total fixed charges	$546,070	$622,632	$851,481	$250,848	$646,387	$234,049

Earnings:
Income (loss) before income taxes, minority interest, extraordinary items and cumulative effect of accounting change less equity in income (losses) of investments	$295,520	$184,870	$(254,763)	$3,290	$115,962	$(74,568)
Fixed charges	546,070	622,632	851,481	250,848	646,387	234,049
Less:
Preference securities dividend requirement of consolidated subsidiaries	—	—	—	—	—	(6,083)

Earnings	$841,590	$807,502	$596,718	$254,138	$762,349	$153,398

Ratio of earnings to fixed charges	1.54	1.30	0.70	1.01	1.18	0.66

Excess (deficiency) of earnings to fixed charges	$295,520	$184,870	$(254,763)	$3,290	$115,962	$(80,651)

The ratio of earnings to fixed charges is computed by dividing fixed charges into income (loss) before income taxes, minority interest, extraordinary items and the cumulative effect of accounting change less equity in the income (losses) of investments plus fixed charges less the preference securities dividend requirement of consolidated subsidiaries. Fixed charges include, as applicable, interest expense, amortization of debt issuance costs, the estimated interest component of rent expense and the preference securities dividend requirement of consolidated subsidiaries.